COMMENTS RECEIVED ON 09/02/2022

FROM CHRIS BELLACICCO

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)

Fidelity California AMT Tax-Free Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 59

FIDELITY COURT STREET TRUST II (File Nos. 033-43758 and 811-06453)

Fidelity New Jersey AMT Tax-Free Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 63

FIDELITY MASSACHUSETTS MUNICIPAL TRUST (File Nos. 002-75537 and 811-03361)

Fidelity Massachusetts AMT Tax-Free Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 78

FIDELITY NEW YORK MUNICIPAL TRUST II (File Nos. 033-42943 and 811-06398)

Fidelity New York AMT Tax-Free Money Market Fund

POST-EFFECTIVE AMENDMENT NO. 57

1)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from Fidelity New Jersey Municipal Money Market Fund:

“Potentially investing up to 20% of assets in municipal securities whose interest is subject to New Jersey personal income tax.”

Example from Fidelity New York Municipal Money Market Fund:

“Potentially investing up to 20% of assets in municipal securities whose interest is subject to New York State and City personal income taxes.”

C:

The Staff requests we clarify whether this 20% also will be subject to federal taxes.

R:

We call the Staff’s attention to the disclosure in the “Investment Details” section for each fund, which states: “The supply of and demand for municipal money market securities can vary from time to time. When the Adviser believes that suitable municipal money market securities are not available, or during other unusual market conditions, the Adviser may leave a significant portion of the fund's assets uninvested, or may invest up to 20% of the fund's assets in securities subject to state and/or federal income tax.” (emphasis added).

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from Fidelity New Jersey Municipal Money Market Fund:

“Potentially investing more than 25% of total assets in municipal securities that finance similar types of projects.”

C:

The Staff requests we clarify what is meant by “similar types of projects.”

R:

We call the Staff’s attention to the disclosure in the “Investment Details” section for each fund, which provides, for example: “The Adviser may invest more than 25% of the fund's total assets in municipal securities that finance similar projects, such as those relating to education, health care, transportation, and utilities” and related disclosure in each fund’s SAI under “Municipal Market Disruption Risk.”

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Entities providing credit support or a maturity-shortening structure that are located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries.”

C:

The Staff requests we add a corresponding principal investment strategy related to foreign exposure or, if not applicable, remove the risk disclosure.

R:

The fund does not have a principal strategy of making foreign investments. However, the fund includes “Foreign Exposure” as a principal investment risk because the securities in which the fund invests may be backed by foreign entities providing credit support. As a result, the fund may be exposed to risks associated with adverse political, regulatory, market, or economic developments in foreign countries because of the credit support related to these foreign entities, and we believe that these risks should be disclosed. Accordingly, we believe that it is appropriate to include a foreign exposure risk factor without a corresponding principal strategy relating to foreign investments.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

Example from Fidelity New Jersey Municipal Money Market Fund:

“Geographic Concentration. Unfavorable political or economic conditions within New Jersey can affect the credit quality of issuers located in that state.”

C:

The Staff requests we provide specific disclosure for each state as the current disclosure is generic and could apply to any state.

R:

The disclosure cited provides a concise summary of the state-specific risks that could affect a particular fund. Additional disclosure about unique risks specific to a state is appropriately located in the “Investment Details” section in the “Geographic Concentration” risk.

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Issuer-Specific Changes. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.”

C:

The Staff requests we consider revising to reference the relevant state rather than “an issuer.”

R:

Municipal bonds in which the funds invest can be issued by any number of entities, including states, cities, counties, and other governmental entities within the relevant state. Accordingly, we have not modified the disclosure.

6)

All funds

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Municipal securities are issued to raise money for a variety of public and private purposes, including general financing for state and local governments, or financing for a specific project or public facility. Municipal securities may be fully or partially backed by the local government, by the credit of a private issuer, by the current or anticipated revenues from a specific project or specific assets, or by domestic or foreign entities providing credit support such as letters of credit, guarantees, or insurance.”

C:

Please note it is the Staff’s position that each fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity for purposes of determining compliance with each fund’s concentration policy.

R:

To the extent a fund invests in a private activity municipal debt security issued by a nongovernmental entity, a fund will look through to such issuer’s industry for purposes of applying its concentration policy.

7)

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“Interest Rate Changes. Money market securities have varying levels of sensitivity to changes in interest rates. In general, the price of a money market security can fall when interest rates rise and can rise when interest rates fall. Certain types of securities, such as securities with longer maturities, can be more sensitive to interest rate changes. Short-term securities tend to react to changes in short-term interest rates. The discontinuation and replacement of London Interbank Offered Rate (LIBOR) (an indicative measure of the average interest rate at which major global banks could borrow from one another) and other benchmark rates may have a significant impact on the financial markets and may adversely impact a fund’s performance.”

C:

The Staff requests we consider adding disclosure discussing interest rates rising.

R:

We will consider such disclosure for future updates.

8)

All funds

“Fund Distribution” (prospectus)

“The fund is composed of multiple classes of shares. All classes of the fund have a common investment objective and investment portfolio.”

C:

The Staff requests we confirm this statement is true.

R:

We confirm this statement is true for each fund.

9)

Fidelity Massachusetts AMT Tax-Free Money Market Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“Geographic Concentration. From time to time, including in recent years, the Commonwealth of Massachusetts and various of its agencies and instrumentalities and political subdivisions have experienced significant financial difficulty. In its fiscal year ended June 30, 2021, the Commonwealth had an excess of revenues and other sources over expenditures and other uses, and the Commonwealth’s fund balances increased. Market conditions may also impact the liquidity and valuation of Massachusetts municipal securities.”

C:

The Staff requests we update the disclosure to a more recent date.

R:

We will update the disclosure in the fund’s next annual revision, when more recent information will be available.

10)

All funds

“Investment Policies and Limitations” (SAI)

C:

The Staff requests we remove SPACs disclosure or explain why it is appropriate for money market funds to invest in SPACs.

R:

 We will remove the SPACs disclosure for each fund.

11)

All funds

“Special Geographic Considerations” (SAI)

C:

The Staff requests we update the disclosure in this section for 2022.

R:

We will update the disclosure in each fund’s next annual revision, when more recent information will be available.

12)

All funds

“Trustees and Officers” (SAI)

Example from Fidelity New Jersey Municipal Money Market Fund:

“The following table sets forth information describing the compensation of each Trustee and Member of the Advisory Board (if any) for his or her services for the fiscal year ended November 30, 2021, or calendar year ended December 31, 2021, as applicable.”

C:

The Staff requests we explain why the information is as of two different dates.

R:

We believe it is appropriate to show fund-level compensation as of the fund’s fiscal year end, but complex-level information, which includes information from funds with varied fiscal year ends, as of calendar year end.

13)

All funds

“Management Contract” (SAI)

C:

The Staff requests we disclose the fees paid to the sub-advisers including a) the rate as a percentage of average net assets and b) the dollar figure paid to each sub-adviser for the last three fiscal years.

R:

Under Item 19(a)(3)(i), a fund is required to disclose the “method of calculating the advisory fee payable by the Fund including (i) the total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.” (emphasis added) Each fund’s sub-advisers are affiliates of its adviser. Moreover, each fund’s adviser, and not the fund, pays the sub-advisers.

14)

All funds

Part C

C:

The Staff notes we should include a legal opinion and auditor’s consent with the 485(b) filing.

R:

Each fund will include a legal opinion and auditor’s consent with its 485(b) filing.